infoUSA, Inc.
5711 S. 86th Circle
P.O. Box 27347
Omaha, NE 68127-0347
March 12, 2007
David Walke
Chief Executive Officer
Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011
Dear David:
     Based on the previous discussions between representatives of infoUSA, Inc. (“infoUSA”) and Guideline, Inc. (the “Company”), infoUSA is interested in pursuing a possible acquisition of all of the outstanding shares of capital stock of the Company (the “Potential Transaction”). As a prerequisite of the willingness of infoUSA to commit additional resources to a due diligence investigation of the Company, infoUSA and the Company hereby agree as follows:
1. For a period commencing on the date of this letter and ending on the earlier of (a) the close of business thirty (30) calendar days thereafter, or (b) the date, if any, on which infoUSA terminates discussions regarding the Potential Transaction (the “Exclusive Period”), the Company will not (and it will use its reasonable best efforts to not permit its officers, directors, employees, agents, or representatives to) directly or indirectly initiate, solicit, encourage or engage in any discussions with any person or entity other than infoUSA or its representatives with respect to any inquiry, proposal or offer that relates to, or could reasonably be expected to lead to, any proposal or offer in connection with a merger, consolidation, business combination, sale of all or substantially all of the assets, sale of a significant number of shares of capital stock (including, without limitation, by way of a tender offer but except pursuant to existing agreements, options or warrants), reorganization, joint venture or similar transaction involving the Company or any of its subsidiaries, or enter into any agreement relating to the same. The Company will immediately cease and cause to be terminated any existing solicitations, discussions or negotiations that could reasonably be expected to directly or indirectly lead to or result in any such inquiry, proposal or offer. During the Exclusive Period, the Company shall promptly advise infoUSA of the receipt of any such inquiry, proposal or offer, as well as the respective material terms and conditions thereof.

2. During the Exclusive Period, the Company shall cooperate with infoUSA in connection with infoUSA’s business, legal and financial due diligence investigation of the Company. Without limiting the generality of the foregoing, the Company shall provide copies of such information as may be reasonably requested by infoUSA’s employees, accountants, legal counsel and other authorized representatives, and such persons shall have reasonable opportunity and access during normal business hours to view, inspect and investigate the tangible assets, contracts, operations and business of the Company.
3. It is understood and acknowledged by infoUSA and the Company that (a) neither infoUSA nor the Company is under any obligation to enter into any transaction, (b) either the Company or infoUSA may terminate discussions concerning any possible transaction at any time and for any reason or no reason, and (c) the party terminating such discussions shall have no liability to the other party.
4. The Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007, by and between the Company and infoUSA, shall remain in full force and effect. This letter agreement and the Disclosing Party and Non-Disclosure Agreement contain the entire agreement between infoUSA and the Company concerning, and supersede all prior understandings and communications between them concerning, the subject matter hereof and thereof and any transaction referred to herein or therein. No amendment may be made to the terms of this letter agreement except by an agreement in writing signed by both parties hereto.
5. During the Exclusive Period, except in connection with the Potential Transaction and the transactions contemplated thereby, the Company shall conduct its business operations in the same or substantially similar manner as conducted prior to the execution of this letter agreement.
6. Each party shall be responsible for and bear all of its own costs and expenses, including broker’s fees, finder’s fees and the expenses of its representatives incurred at any time in connection with investigating, preparing for or consummating the Potential Transaction.
7. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

     If you are willing to further pursue the Potential Transaction on the terms outlined in this letter agreement, we ask that you so indicate by signing and returning the enclosed copy of this letter agreement. Upon receipt of the same, we will instruct our representatives to proceed with their due diligence investigations.
Sincerely,

/s/ VINOD GUPTA
Vinod Gupta
Chief Executive Officer
infoUSA Inc.
By executing below, the undersigned agrees to and accepts the general terms, provisions and conditions of this letter agreement.

GUIDELINE, INC.

By:	/s/ DAVID WALKE

David Walke, Chief Executive Officer

infoUSA Inc.
5711 S. 86th Circle
P.O. Box 27347
Omaha, NE 68127-0347
May 16, 2007
Special Committee of the Board of Directors
Guideline, Inc.
625 Avenue of the Americas
New York, New York 10011
Dear Special Committee:
     We have discussed a schedule under which infoUSA, Inc. (“infoUSA”) would complete its due diligence investigation of Guideline, Inc. (the “Company”), including meetings with management. In order to undertake these activities, we have asked that the definition of Exclusive Period (as defined in the letter (the “Letter”) between us dated March 12, 2007) be amended in the Letter to also include the period commencing on the date of this letter and ending on the earlier of (a) June 22, 2007 or (b) the date, if any, on which infoUSA terminates discussions regarding the Potential Transaction (as defined in the Letter). This letter confirms our agreement to such amended definition of the term Exclusive Period.
     By executing below, each of infoUSA and Guideline, Inc., hereby agree to amend the definition of Exclusive Period in the Letter in the manner set forth in the above paragraph.
Sincerely,

/s/ STORMY DEAN
Stormy Dean
Chief Financial Officer
infoUSA Inc.

GUIDELINE, INC.

By:	/s/ PETER STONE

Its:	CFO